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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               Pro Net Link Corp.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                    74266F100
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                                 (CUSIP Number)


                                 April 17, 2000
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             (Date of Event Which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.:74266F100
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1.    Name of Reporting Person.

      Jean Pierre Collardeau
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

[X]   (a)
[ ]   (b)
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3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization             France

--------------------------------------------------------------------------------
Number of            5.    Sole Voting Power           -0-
Shares Bene-
ficially           -------------------------------------------------------------
Owned by             6.    Shared Voting Power         16,500,000
Each
Reporting          -------------------------------------------------------------
Person With:         7.    Sole Dispositive Power      -0-

                   -------------------------------------------------------------
                     8.    Shared Dispositive Power    16,500,000

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9.    Aggregate Amount Beneficially Owned by the Reporting Person    10,500,000*

*Jean Pierre Collardeau disclaims beneficial ownership of 6,000,000 shares of Pro Net Link Corp. common stock owned by his wife, Evelyne Collardeau.
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.   Percentage of Class Represented by Amount in Row (9)

      20.2% of the outstanding shares of common stock
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)     IN

--------------------------------------------------------------------------------
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CUSIP No.: 74266F100
--------------------------------------------------------------------------------

1.    Names of Reporting Person.

      Evelyne Collardeau
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

[X]   (a)
[ ]   (b)
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization             France

--------------------------------------------------------------------------------
Number of            5.    Sole Voting Power           -0-
Shares Bene-
ficially           -------------------------------------------------------------
Owned by             6.    Shared Voting Power         16,500,000
Each
Reporting          -------------------------------------------------------------
Person With:         7.    Sole Dispositive Power      -0-

                   -------------------------------------------------------------
                     8.    Shared Dispositive Power    16,500,000

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person    6,000,000*

*Evelyne Collardeau disclaims beneficial ownership of 10,500,000 shares of Pro Net Link Corp. common stock owned by her husband, Jean Pierre Collardeau.
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.   Percentage of Class Represented by Amount in Row (9)

      11.5% of the outstanding shares of common stock.
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)      IN

--------------------------------------------------------------------------------
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CUSIP No.: 74266F100
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ITEM 1(a).       NAME OF ISSUER:

                 The name of the issuer is Pro Net Link Corp. (the "Company"), a Nevada corporation.

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 The principal executive offices of the Company are located at 645 Fifth Avenue, Suite 303, New York, New York 10022.

ITEM 2(a).       NAME OF PERSON FILING:

                 This Amendment No. 1 to Schedule 13G is being filed on behalf of Jean Pierre Collardeau ("Mr. Collardeau") and his wife, Evelyne Collardeau ("Ms. Collardeau").

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 The address of the principal business office of Mr. Collardeau and Ms. Collardeau is 645 Fifth Avenue, Suite 303, New York, New York 10022.

ITEM 2(c).       CITIZENSHIP:

                 Mr. Collardeau and Ms. Collardeau are both citizens of France.

ITEM 2(d).       TITLE OF CLASS OF SECURITIES:

                 Common stock, par value $.001 per share ("Common Stock").

ITEM 2(e).       CUSIP NUMBER:

                 The CUSIP Number of the Common Stock is 74266F100.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A

[ ]   (a)        Broker or dealer registered under Section 15 of the Exchange
                 Act.

[ ]   (b)        Bank as defined in Section 3(a)(6) of the Exchange Act.

[ ]   (c)        Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.

[ ]   (d)        Investment Company registered under Section 8 of the Investment
                 Company Act.

[ ]   (e)        An investment advisor in accordance with Rule
                 13d-1(b)(1)(ii)(E).

[ ]   (f)        An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).

[ ]   (g)        A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

[ ]   (h)        A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.

[ ]   (1)        A church plan that is excluded from the definition of an
                 investment company under Section 3(c)(14) of the Investment
                 Company Act.

[ ]   (10)       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[ ]   If this statement is filed pursuant to Rule 13d-1(c), check this box.
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CUSIP No.: 74266F100
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ITEM 4.          OWNERSHIP:

         As a group, Mr. Collardeau and Ms. Collardeau directly and beneficially own 16,500,000 shares of Common Stock of the Company which equals 31.7% of the outstanding shares of Common Stock of the Company (based on 52,044,737 shares of Common Stock issued and outstanding as of November 10, 2000).

         Mr. Collardeau and Ms. Collardeau have shared power to vote, direct the vote, dispose of or to direct the disposition of 16,500,000 shares of Common Stock. Mr. Collardeau and Ms. Collardeau do not have sole voting power to accomplish such actions.*

*Mr. Collardeau disclaims beneficial ownership of 6,000,000 shares of Common Stock owned by Ms. Collardeau and Ms. Collardeau disclaims beneficial ownership of 10,500,000 share of Common Stock owned by Mr. Collardeau. As a result of such disclaimers, Mr. Collardeau asserts that he beneficially owns 20.2% of the Common Stock and Ms. Collardeau asserts that she beneficially owns 11.5% of the Common Stock.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not Applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 COMPANY:

                 Not Applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 The members of the group are Jean Pierre Collardeau and his wife, Evelyne Collardeau. As such, the filing of any exhibit is not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP:

                 Not Applicable.

ITEM 10.         CERTIFICATIONS:

                 Not Applicable.
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CUSIP No.: 74266F100
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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2001



                                           By:  /s/ JEAN PIERRE COLLARDEAU
                                              -----------------------------
                                           Name: Jean Pierre Collardeau



                                           By:  /s/ EVELYNE COLLARDEAU
                                              -----------------------------
                                           Name: Evelyne Collardeau